Exhibit 99.1

NEWS RELEASE

Toronto, July 13, 2017

Franco-Nevada To Release Second Quarter 2017 Results

Second Quarter Results Release:	August 8th after market close
Conference Call and Webcast:	August 9th 10:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-231-8191 International: 647-427-7450
Webcast:	www.franco-nevada.com
Replay (available until August 16[t]h):	Toronto: 416-849-0833 Toll-Free: 1-855-859-2056 Pass code: 54013459

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell

Director, Corporate Affairs

416-306-6328

info@franco-nevada.com